UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
Commission File No. 000-51305
HERITAGEBANK OF THE SOUTH
401(K) PLAN
(Full title of the plan)
HERITAGE FINANCIAL GROUP
(Name of issuer of the securities held pursuant to the plan)
721 North Westover Boulevard
Albany, Georgia 31707
(Address of the plan and address of issuer’s principal executive offices)

HERITAGEBANK OF THE SOUTH
401(K) PLAN
FINANCIAL REPORT
DECEMBER 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator
HeritageBank of the South 401(k) Plan
          We have audited the accompanying statements of net assets available for benefits of HeritageBank of the South 401(k) Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of HeritageBank of the South 401(k) Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
          Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ MAULDIN & JENKINS, LLC
Albany, Georgia
June 21, 2010

HERITAGEBANK OF THE SOUTH
401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS
Investments:
Mutual funds and collective trusts, at fair value	$2,232,919	$1,513,112
Investments in sponsor’s parent company common stock, at fair value	518,139	592,029
Loans to participants	3,439	4,674
Cash and cash equivalents	28,234	47,313

	2,782,731	2,157,128

Receivables:
Employer contributions	5,563	2,257
Employee contributions	13,309	—

	18,872	2,257

Total assets	2,801,603	2,159,385

LIABILITIES
Other liabilities	8,114	17,051

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,793,489	2,142,334

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contract	7,547	53,377

NET ASSETS AVAILABLE FOR BENEFITS AT CONTRACT VALUE	$2,801,036	$2,195,711

See Notes to Financial Statements.

HERITAGEBANK OF THE SOUTH
401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2009

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note 4)	$249,009
Interest and dividends	55,896

304,905

Employer contributions	98,283
Participant contributions	327,637

425,920

Total additions and investment income	730,825

Deductions from net assets attributed to:
Benefits paid to participants	114,794
Administrative expenses	10,706

125,500

Net increase	605,325

Net assets available for benefits:
Beginning of year	2,195,711

End of year	$2,801,036

See Notes to Financial Statements.

HERITAGEBANK OF THE SOUTH
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1. PLAN DESCRIPTION
The following description of the HeritageBank of the South 401k Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan established for the benefit of the employees of Heritage Bank of the South (the Bank). The Bank is a wholly-owned subsidiary of Heritage Financial Group (the Company). The Plan is intended to satisfy all of the requirements for a qualified retirement plan under the appropriate provisions of the Internal Revenue Code (IRC) and similar state tax laws. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Eligibility
Employees are eligible to make 401(k) deferrals upon the latter of their hire date or the date that they attain age 21. In order to be eligible to receive employer matching contributions, employees must have attained age 21 and completed a year of service, as defined in the Plan. After completion of these requirements, an employee becomes eligible to share in employer matching contributions as of the January 1 or July 1 following or coinciding with attainment of these requirements.
Contributions
Each year, participants may make salary deferral contributions in any percentage from 1% to 75% of pretax annual compensation, as defined in the Plan. The Bank makes a discretionary matching contribution of 50% of participants’ deferrals up to 4% of the participants’ compensation. In addition, the Bank may also make discretionary profit sharing Plan contributions. Participants may roll over amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions to selected investments as made available and determined by the Plan Administrator. The Plan currently offers fourteen mutual fund options, a stable value common/collective trust, and the common stock of the sponsor’s parent company as investment options. Participants may change their investment options any time throughout the year via password protected internet access.
Participant accounts
Each participant’s account is credited with the participant’s contribution and the Bank’s matching contribution. Plan earnings and expenses are allocated based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

NOTES TO FINANCIAL STATEMENTS
NOTE 1. PLAN DESCRIPTION (Continued)
Voting rights
All voting rights on shares of the Company common stock held in the Plan shall be exercised by the trustee as directed by each participant for the stock is held. The trustee votes unvoted shares at its discretion.
Vesting
Participants are immediately vested in their salary deferral contributions plus actual earnings thereon. The portion of the participants’ accounts attributable to the Bank’s matching and discretionary contributions become 20% vested after one year of credited service as defined and continues to vest at the rate of 20% for each successive year of service until 100% vested after five years of service.
Loans to participants
Prior to July 1, 2006, participants could borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 of 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates comparable to rates then in effect at a major banking institution. Loan terms range from one to five years, or longer for the purchase of a primary residence. Principal and interest are paid ratably through monthly payroll deductions. The Plan adopted new prototype plan provisions as of January 1, 2006 which do not provide for participant loans. The loans originated prior to this date continue under original terms.
Forfeitures
At December 31, 2009 and 2008, forfeited nonvested accounts totaled $3,012 and $845, respectively. The forfeited nonvested accounts will be used to reduce employer-matching contributions and to cover costs of administration of the Plan. Any excess forfeitures shall be allocated to remaining participants’ accounts.
Payment of benefits
Upon termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum payment amount equal to the value of the participant’s vested interest in his or her account, or installment payments no less frequent than annually. Effective January 1, 2009, in-kind distributions of Plan Sponsor stock are allowed. Withdrawals prior to termination of service are permitted under certain circumstances as defined by the Plan.
Subsequent events
The Plan Administrator has evaluated subsequent events through the date and time the financial statements were issued.

NOTES TO FINANCIAL STATEMENTS
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
The Plan’s significant accounting policies are as follows:
Basis of accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. The Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Use of estimates
The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment valuation and income recognition
Investments in loans to participants are reported at cost which approximates fair value. The common stock of the Company is valued at fair value, as determined by quoted market prices. Investments in common/collective trust funds (“funds”) are stated at estimated fair values, which have been determined by the bank sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market price of the fund which represents the net asset value of the shares held by the fund at year end.
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date.

NOTES TO FINANCIAL STATEMENTS
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)
Payment of benefits
Benefits are recorded when paid.
Recent accounting pronouncements
In June 2009, the FASB issued FASB ASC 105, Generally Accepted Accounting Principles, which establishes the FASB ASC as the sole source of authoritative generally accepted accounting principles. The codification is not intended to change generally accepted accounting principles (GAAP) but rather is expected to simplify accounting research by reorganizing current GAAP into topics. Pursuant to the provisions of FASB ASC 105, the Plan has updated references to GAAP in its financial statements issued for the period ended December 31, 2009. The adoption of this statement did not impact the Plan’s financial position or results of operations.
Risks and uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
NOTE 3. ADMINISTRATIVE EXPENSES
Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Bank. Certain brokerage and processing expenses are paid to the trustee and recordkeeper from the Plan.

NOTES TO FINANCIAL STATEMENTS
NOTE 4. INVESTMENTS
The fair value of individual assets that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008 are as follows:

Fair Value
2009:
Mutual Funds — Equity
Blackrock Global Allocation Fund	$198,598
Columbia Funds ACORN Fund CL A	189,071
American Funds — Fundamental Investors R 2	239,975
American Funds — Growth FD AMERI CL R 2	267,211
American Funds — Europacific Growth Fund R 2	202,303

Collective Trust Funds
MetLife Stable Value	525,079

Heritage Financial Group common stock, 71,468 shares	518,139

2008:
Mutual Funds — Equity
Columbia Funds ACORN Fund CL A	$125,688
American Funds — Fundamental Investors R 2	165,348
American Funds — Growth FD AMERI CL R 2	171,158
American Funds — Europacific Growth Fund R 2	120,638
Putnam Asset Allocation Balanced Portfolio	124,118

Collective Trust Funds
MetLife Stable Value	419,527

Heritage Financial Group common stock, 65,781 shares	592,029
During the year ended December 31, 2009, the Plan’s investments appreciated (depreciated) in fair value as follows:

Fair value as determined by quoted market value:
Collective trust funds and mutual funds	$378,280
Heritage Financial Group common stock	(129,271)

$249,009

NOTES TO FINANCIAL STATEMENTS
NOTE 5. FAIR VALUE MEASUREMENTS
Financial Accounting Standard Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
Level 1	— Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	— Inputs to the valuation methodology include
•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	— Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

NOTES TO FINANCIAL STATEMENTS
NOTE 5. FAIR VALUE MEASUREMENTS (Continued)
Following is a description of the valuation methodologies used for assets measured at fair value.
Common stocks: Valued at the closing price reported on the active market on which the individual security is traded.
Mutual funds and collective trusts: Valued at the net asset value (NAV) of shares held by the plan at year end for mutual funds and the estimated fair value as determined by the bank sponsoring the trust for collective trusts.
Participant loans: Valued at amortized cost, which approximates fair value.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Cash and money market funds	$28,234	$—	$—	$28,234
Common stocks	518,139	—	—	518,139
Mutual funds:
Growth and value funds	1,160,232	—	—	1,160,232
Balanced funds	333,163	—	—	333,163
Fixed income funds	178,936	—	—	178,936
Real estate funds	35,509	—	—	35,509
Common trust, stable value	—	525,079	—	525,079
Participant loans	—	—	3,439	3,439

Total assets at fair value	$2,254,213	$525,079	$3,439	$2,782,731

NOTES TO FINANCIAL STATEMENTS
NOTE 5. FAIR VALUE MEASUREMENTS (Continued)
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Cash and money market funds	$47,313	$—	$—	$47,313
Common stocks	592,029	—	—	592,029
Mutual funds:
Growth and value funds	735,472	—	—	735,472
Balanced funds	203,157	—	—	203,157
Fixed income funds	134,432	—	—	134,432
Real estate funds	20,524	—	—	20,524
Common trust, stable value	—	419,527	—	419,527
Participant loans	—	—	4,674	4,674

Total assets at fair value	$1,732,927	$419,527	$4,674	$2,157,128

Level 3 Gains and Losses:
The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Participant
Loans
Balance, beginning of year	$4,674
Purchases, sales, issuances and settlements (net)	(1,235)

Balance, end of year	$3,439

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Participant
Loans
Balance, beginning of year	$6,675
Purchases, sales, issuances and settlements (net)	(2,001)

Balance, end of year	$4,674

NOTES TO FINANCIAL STATEMENTS
NOTE 6. RELATED PARTY TRANSACTIONS
Recordkeeping fees in the amount of $10,706 were paid to the recordkeeper during the year ended December 31, 2009. Additionally, at December 31, 2009 and 2008, the Plan had participant directed investments of $518,139 and $592,029, respectively, in the Plan Sponsor’s parent company common stock. Dividends received by the Plan on the Plan Sponsor’s parent company stock were $21,311 in 2009.
NOTE 7. PLAN TERMINATION
Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their entire account.
NOTE 8. TAX STATUS
Effective January 1, 2006, the Plan adopted a non-standardized form of a prototype plan sponsored by Wright Retirement Services, LLC. The prototype plan has received an opinion letter from the Internal Revenue Service as to the prototype plan’s qualified status. The prototype plan opinion letter has been relied upon by the Plan. The Plan Administrator believes the Plan is designed and being operated in compliance with the applicable requirements of the IRC.

HERITAGEBANK OF THE SOUTH
401(K) PLAN
SUPPLEMENTARY INFORMATION
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

	Description of Investment
	Including Maturity Date,
	Rate of Interest, Collateral	Cost of		Current
	Par or Maturity Value	Acquisition		Value
Mutual Funds — Equity
Baron Asset Fund	Mutual Fund (1,554.533 units)	$	**	$71,835
Blackrock Global Allocation Fund	Mutual Fund (11,101.071 units)		**	198,598
Columbia Acorn — A	Mutual Fund (7,884.543 units)		**	189,071
Davis Real Estate — A	Mutual Fund (1,794.295 units)		**	35,509
American EuroPacific R-2	Mutual Fund (5,414.965 units)		**	202,303
American Fundamental Investors R 2	Mutual Fund (7,358.935 units)		**	239,975
American Growth R 2	Mutual Fund (10,004.161 units)		**	267,211
MFS Value Fun	Mutual Fund (5,705.919 units)		**	118,512
Putnam Asset Allocation Conservative — A	Mutual Fund (3,813.056 units)		**	33,174
Putnam Asset Allocation Growth R	Mutual Fund (9,259.496 units)		**	101,391
Riversource Emerging Markets A	Mutual Fund (8,420.863units)		**	71,325

Mutual Funds — Fixed Income
American High Income Trust R 2	Mutual Fund (3,015.025 units)		**	31,989
Davis Government Bond Fund	Mutual Fund (470.519 units)		**	2,664
Pimco Total Return Fund	Mutual Fund (13,359.551 units)		**	144,283
Collective Trust Fund
MetLife Stable Value Fund	Common/Collective Trust (3,974.228 units)		**	525,079

Total Investments at fair value			**	2,232,919

PLAN SPONSOR’S PARENT COMPANY COMMON STOCK
*Heritage Financial Group	Common Stock (71,468 shares)		**	518,139

LOANS
Loan Fund	7.00% - 8.00%		**	3,439

CASH AND CASH EQUIVALENTS			**	28,234

		$	**	$2,782,731

*	Represents a party-in-interest

**	Cost information not included as investments are participant directed

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

HERITAGEBANK OF THE SOUTH 401(k) PLAN
By:	/s/ T. Heath Fountain
T. Heath Fountain
Chief Financial Officer

Date: June 25, 2010